EXHIBIT 99.1


                       BANCO ITAU HOLDING FINANCEIRA S.A.


CNPJ. 60.872.504/0001-23       A Publicly Listed Company       NIRE. 35300010230

                Authorized Capital: up to 200,000,000,000 shares
  Subscribed and Paid-in Capital: R$ 4,260,500,000.00 - 113,451,148,264 shares


                          EXTRAORDINARY GENERAL MEETING
                                 OF APRIL 9 2003
                                 ---------------


                     On April 9, 2003 at 3:00 p.m. an extraordinary general meeting of the stockholders of BANCO ITAU HOLDING FINANCEIRA S.A. was held in the auditorium of the company's head office at Praca Alfredo Egydio de Souza Aranha, 100, in the City of Sao Paulo, convened by a notice published in the newspapers "Gazeta Mercantil", editions of March 25 (page A-9), March 26 (page A-5) and March 27, 2003 (page A-5) and "Diario Oficial do Estado de Sao Paulo", editions of March 25 (page 61), March 26 (page 30) and March 27, 2003 (page 83), with the following Agenda:

1. to incorporate 3,444,956,000 preferred book entry shares of Banco Itau S.A.'s stock for the purpose of reestablishing its position as a wholly owned subsidiary pursuant to article 252 of Law 6404/76, granting shares issued by of this incorporating entity to the stockholders of the incorporated entity of the same type and proportion as the shares held by them on April 9, 2003 in the latter;

2. as a result, to alter the first sentence in article 3 of the company's articles of association to register the new capital stock and the new quantity of shares, which represent it;

3.   to ratify the election of a Fiscal Councilor.

                     The representation of more than two thirds of the voting capital having been verified based on the signatures in the appropriate register and, additionally in the presence of the company's fiscal councilors and representatives of Boucinhas & Campos + Soteconti Auditores Independentes S/C, a specialized company which prepared the appraisal reports upon which this proposal is to be examined, the meeting was declared open under the presidency, pursuant to statutory requirements, of Dr. Roberto Egydio Setubal, CEO, who invited the stockholder Carlos Roberto Zanelato to act as secretary.

                     Opening the agenda, the President requested the Secretary to read the following

                       "ADMINISTRATIVE COUNCIL'S PROPOSAL
                        ---------------------------------

Stockholders,

                     The Administrative Council of BANCO ITAU HOLDING FINANCEIRA S.A., proceeding with the corporate reorganization begun in November 2002, widely announced to the market and considering:

     - that, at the meeting held on November 21, 2002, approval was given for the incorporation of all the shares comprising the capital stock of Banco Itau S.A., thus converting it into a wholly owned subsidiary of this Banco Itau Holding Financeira


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EXTRAORDINARY GENERAL MEETING OF APRIL 9, 2003 OF BANCO ITAU HOLDING FINANCEIRA
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          S.A., which now shelters the companies and the various financial business segments of the Itau Conglomerate under its control;

     - that at the meeting to be held on March 25, 2003, Banco Itau S.A. is to issue 3,444,956,000 preferred book entry shares to be granted to the stockholders of ISLA PARTICIPACOES S.A. and TAIZAN PARTICIPACOES S.A., following the substitution of the shares negotiated as part of the process involving the association with the then controlling group of Banco BBA Creditanstalt S.A. and resulting in the creation of Banco Itau-BBA S.A.; and

     - the interest in reinstating Banco Itau S.A. in the position as a wholly owned subsidiary of Banco Itau Holding Financeira S.A.,

believes that it is an opportune moment to submit the following items for the examination of the Annual General Stockholders' Meeting:

              I -    INCORPORATION OF SHARES
                     -----------------------

                     - to incorporate the 3,444,956,000 preferred book entry shares issued as capital stock of BANCO ITAU S.A. (enrolled in the Brazilian corporate taxpayers' register (CNPJ) with number 60.701.190/0001-04), approving for the purpose this act: a) the "Justification and Protocol" hereunder transcribed; b) the appointment of the appraising company, Boucinhas & Campos + Soteconti Auditores Independentes S/C, CRC.SP 2SP 5.528, which accepted the function and prepared, in anticipation of the Stockholders' Meeting, the appraisal report on which the incorporation is to be based. The appointment of the aforementioned company involves no conflict of interest or interest in common, either current or potential, with the company's controlling stockholder or in relation to the same company's minority stockholders or with respect to another corporation involved or connected in any way to the operation as such;
c) the appraisal report, which is available to the Stockholders and will be attached to the meeting's minutes thereby becoming an integral part of the said minutes:


              `JUSTIFICATION AND PROTOCOL FOR THE INCORPORATION OF BANCO ITAU S.A.'s SHARES BY BANCO ITAU HOLDING FINANCEIRA S.A.
         --------------------------------------------------------------


                     BANCO ITAU S.A., with its head office in the City and State of Sao Paulo at Praca Alfredo Egydio de Souza Aranha, 100 - Torre Itausa, enrolled in the Brazilian corporate taxpayers' register (CNPJ) with number 60.701.190/0001-04 and in the Companies' Register with number NIRE 35300023978, from hereon denominated "ITAUBANCO", and BANCO ITAU HOLDING FINANCEIRA S.A., with its head office in the City and State of Sao Paulo at Praca Alfredo Egydio de Souza Aranha, 100 - Torre Itausa, enrolled in the Brazilian corporate taxpayers' register (CNPJ) with the number 60.872.504/0001-23 and in the Companies' Register with the number NIRE 35300010230, from hereon denominated "ITAU HOLDING", legally represented by the undersigned, do herewith agree through this document, to propose to their stockholders, the incorporation by ITAU HOLDING of the 3,444,956,000 preferred book entry shares issued by ITAUBANCO, thus reinstating the latter's position as a wholly owned subsidiary pursuant to Article 252 of Law 6,404/76 and in accordance with the following basic items:


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EXTRAORDINARY GENERAL MEETING OF APRIL 9, 2003 OF BANCO ITAU HOLDING FINANCEIRA
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a)   the incorporation is justified by the interest in maintaining the ongoing process of corporate reorganization as decided by the extraordinary general meeting of November 21, 2002, thus reinstating the position of ITAUBANCO as a wholly owned subsidiary of ITAU HOLDING, an institution which controls the companies and the various financial business segments of the Itau Conglomerate;

b) the incorporation of the shares of ITAUBANCO by ITAU HOLDING will be effected for the amount of R$ 522,220,880.04 (five hundred and twenty-two million, two hundred and twenty thousand, eight hundred and eighty Reais and four centavos), this value not exceeding the market value of the shares of ITAUBANCO on February 28, 2003, according to the appraisal carried out by the specialized company, Boucinhas & Campos + Soteconti Auditores Independentes S/C, previously hired by ITAU HOLDING's Executive Board and subject to ratification by the stockholders' meeting;

c) ITAU HOLDING's capital stock will be increased by R$ 519,500,000.00 (five hundred and nineteen million, five hundred thousand Reais) and the amount of R$ 2,720,880,04 (two million, seven hundred and twenty thousand, eight hundred and eighty Reais and four centavos) will constitute the Capital Reserves - Reserve for Share Issue Premium;

d) as a result, ITAU HOLDING will issue 3,444,956,000 new preferred book entry shares, with no par value, the company's current stockholders not having any preemptive subscription rights pursuant to Article 252, Paragraph 1 of Law 6,404/76;

e) these new ITAU HOLDING shares will be totally subscribed in the name of the current holders of the incorporated shares and paid in against verification to ITAU HOLDING of the 3,444,956,000 preferred book entry shares, with no par value and held by the said stockholders;

f) thus, the said ITAUBANCO stockholders will have their shareholding participations substituted proportionally for book entry shares of the same type and with the same characteristics, issued by ITAU HOLDING at the ratio of 1 (one) new preferred share for every 1 (one) existing preferred share in line with the relative appraisal report prepared by the specialized company, Boucinhas & Campos + Soteconti Auditores Independentes S/C;

g) the new preferred shares of ITAU HOLDING will enjoy rights to any cash income distribution that may be declared from the date of this document;

h) ITAU HOLDING's capital stock will be increased from R$ 4,260,500,000.00 to R$ 4,780,000,000.00, representing 116,896,104,264 (one hundred and sixteen billion, eight hundred and ninety-six million, one hundred and four thousand, two hundred and sixty-four) book entry shares at no par value, being 61,998,316,748 (sixty-one billion, nine hundred and ninety-eight million, three hundred and sixteen thousand, seven hundred and forty-eight) common and 54,897,787,516 (fifty-four billion, eight hundred and ninety-seven million, seven hundred and eighty-seven thousand, five hundred and sixteen) preferred shares

i) the first sentence of Article 3 of ITAU HOLDING's Articles of Association will be altered to register the new capital stock and the quantity of shares, which it represents;

j) reimbursement of their shares under the current legislation will be assured to those stockholders of ITAUBANCO and ITAU HOLDING dissenting from the decisions taken at the meetings which approved this Protocol;


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EXTRAORDINARY GENERAL MEETING OF APRIL 9, 2003 OF BANCO ITAU HOLDING FINANCEIRA
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k)   the forecasted cost of completing the operation, in addition to the related corporate legal acts, will be limited to expenditure with external consultants, experts and auditors, estimated at R$ 150,000.00 (one hundred and fifty thousand Reais);

l) with the exception of the Central Bank of Brazil and the Brazilian Securities and Exchange Commission (Comissao de Valores Mobiliarios), the operation has not been and neither will it be, submitted for approval of other regulatory or anti-trust bodies, whether Brazilian or foreign;

m) this, and all other documentation related to the incorporation, will be held at the disposition of the stockholders at the respective head offices of the companies involved.

                                      Sao Paulo-SP, March 24, 2003.

                                      BANCO ITAU S.A.

                                      (signed) Roberto Egydio Setubal and
                                       Henri Penchas - CEO and Senior
                                           Vice-President, respectively

                                      BANCO ITAU HOLDING FINANCEIRA S.A.

                                      (signed) Roberto Egydio Setubal and
                                       Sergio Silva de Freitas - CEO and
                                           Senior Vice-President, respectively."



              II -   STATUTORY ALTERATION

                     - in the light of the preceding item, to alter the first sentence in article 3 of the Articles of Association, the wording of which will be as follows:

     `Article 3 - CAPITAL AND SHARES - The capital stock is R$ 4,780,000,000.00 (four billion, seven hundred and eighty million Reais), representing 116,896,104,264 (one hundred and sixteen billion, eight hundred and ninety-six million, one hundred and four thousand, two hundred and sixty-four) book entry shares, with no par value, being 61,998,316,748 (sixty-one billion, nine hundred and ninety-eight million, three hundred and sixteen thousand, seven hundred and forty-eight) common and 54,897,787,516 (fifty-four billion, eight hundred and ninety-seven million, seven hundred and eighty-seven thousand, five hundred and sixteen) preferred shares, the latter without voting rights but having the following advantages: I - priority in receiving the minimum non-cumulative annual dividend of R$ 0.55 (fifty-five centavos of one Real) per one thousand-share block, to be adjusted accordingly in the case of a stock split or reverse split; II - in the event of an eventual sale of the controlling stake, the right to be included in the public tender offer for acquiring shares thus assuring the latter shares, the right to the price equal to 80% (eighty per cent) of the value paid to each voting share comprising the controlling stake, guaranteeing the dividend at least equal to that of the common shares.'


              III -  RATIFICATION OF THE ELECTION OF A FISCAL COUNCILOR

                     - to ratify the election of the Fiscal Councilor Gustavo Jorge Laboissiere Loyola, elected by the Extraordinary General Meeting on November 1, 2002, exempting him from compliance with Item I, Paragraph 3,
Article 147 of Law 6,404/76, as amended by Law


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EXTRAORDINARY GENERAL MEETING OF APRIL 9, 2003 OF BANCO ITAU HOLDING FINANCEIRA
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10,303/01, in view of the said councilor holding the same post on the
Administrative Council of another Financial Institution.

                     Finally it is proposed to publish the meeting's minutes omitting the names of the stockholders present as permitted under Article 130, Paragraph 2 of Law 6,404/76.

                     This is the proposal which we submit for the examination of the Stockholders. Sao Paulo-SP, March 24, 2003. (signed) Olavo Egydio Setubal, Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho, Roberto Egydio Setubal, Alcides Lopes Tapias, Henri Penchas, Luiz Assumpcao Queiroz Guimaraes, Luiz de Moraes Barros, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa and Sergio Silva de Freitas."

                     Prior to submitting the "Administrative Council's Proposal" for examination, the President informed the meeting that: a) currently, Banco Itau Holding Financeira S.A. has the total of its assets represented by shares issued by Banco Itau S.A., thus making the exchange ratio of 1 (one) preferred share issued by Banco Itau S.A. for l (one) preferred share issued by Banco Itau Holding Financeira S.A., self-evident; b) the Fiscal Council had opined favorably as to the approval of the proposal to incorporate the shares, pursuant to Article 163, III, of Law 6,404/76; c) pursuant to Article 8, Paragraph 1, of the said law, representatives of the company, which had prepared the appraisal report as the basis for the share incorporation, were present; d) at an extraordinary general meeting held today, Banco Itau S.A.'s stockholders had approved the incorporation of the company's preferred shares and authorized its executive board to subscribe the capital stock of this incorporating entity in the name of the holders of the shares to be incorporated.

                     Submitted for due discussion and voting by the stockholders, the "Administrative Council's Proposal" was fully and unanimously approved.

                     All items on the agenda having been concluded and no members wishing to raise any further matters, the President thanked those present, declaring the meeting closed. The meeting's minutes were transcribed and having been read and approved, were signed by all. Sao Paulo-SP, April 9, 2003. (signed) Roberto Egydio Setubal - President; Carlos Roberto Zanelato - Secretary;...